SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

September __, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Veator

Re:	BeLive Holdings
Draft Registration Statement on Form F-1
Submitted August 4, 2023
CIK No. 0001982448

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 1 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated August 31, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Submitted August 4, 2023

Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 43

1.	We note that some key factors affecting your results of operations include attracting and retaining new and existing customers and your customer’s ability to increase their own customer base. Please revise to quantify the key factors affecting your performance for the periods presented.

Response:

Disclosure revised to present the Company’s performance for the periods presented.

See page 43.

Liquidity and Capital Resources, page 47

2.	You disclose that current Singapore regulations permit your Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with Singapore accounting standards and regulations. You further disclose that as of December 31, 2022, none of the net assets of your subsidiary in Singapore were restricted net assets. Please clarify the accumulated profits and net assets of your Singapore subsidiary as of December 31, 2022. In this regard, your disclosures on page F-4 indicate that the Company has accumulated losses of S$ 19,264,424 as of December 31, 2022

Response:

Disclosure revised to present the Singapore subsidiaries’ accumulated losses and net assets.

See page 47.

3.	Please discuss whether there are any limitations on cash transfers under the laws of Vietnam.

Response:

Disclosure added regarding limitations on cash transfers under the laws of Vietnam.

See page 47.

Our Customers, page 67

4.	We note your disclosure that your customers “primarily comprise renowned international brands and SMEs that are based in Asia, America, Europe, and Africa.” Please revise your disclosure to clarify the types of entities that engage your services and disclose whether your customers are concentrated in any industries. In addition, please tell us what consideration was given to providing a breakdown of revenues by geographic region. Further, we note your disclosure that 66% of your 2022 revenue was derived from customers representing greater than 10% of revenue. Please quantify the percentage of revenue each of those customers represent. Finally, provide risk factor disclosure regarding your customer concentration and reliance on certain customers.

Response:

Disclosure revised to clarify the types of entities engaging the Company’s services, their geographic location and percentage of revenue contribution. Risk Factor disclosure has been added regarding customer concentration.

See page 67 and a new Risk Factor on page 15.

Business

Intellectual Property, page 72

5.	Please disclose in which jurisdictions you have registered the “BeLive” trademark.

Response:

Disclosure added regarding jurisdictions in which the “BeLive” trademark has been registered.

See page 72.

Related Party Transactions, page 92

6.	We note your disclosure regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided.

Response:

The disclosure regarding transactions with related parties has been revised.

See page 92.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(q) Revenue Recognition, page F-30

7.	Revise your disclosures to clarify the specific services and products that you provide to customers in connection with your consultancy, installation, source code, miscellaneous and revenue share arrangements, including whether any software licenses are included. Please also clarify if you account for each of these services as distinct performance obligations or whether you combine any performance obligations, and your basis for this determination. We refer you to ASC 606-10-25-19 through 25-22. Also clarify why you believe it is appropriate to recognize revenue over time rather than a point in time for each of your performance obligations.

Response:

Disclosure revised to clarify the specific services provided, how those services are accounted for and why it is appropriate to recognize revenue over time.

See page F-30.

8.	Clarify more specifically how you measure the value of goods or services transferred to the customer relative to the remaining goods or services promised in measuring your progress towards satisfaction of the performance obligation. Also, please clarify the period over which revenue is generally recognized for your arrangements. Revise your disclosures accordingly.

Response:

Disclosure revised to clarify how the value of goods or services transferred by the Company to the customer are measured with respect to satisfying its performance obligations including the period over which revenue is recognized.

See page F-30.

20. Convertible Loans, page F-48

9.	You disclose that on September 18, 2021, the CL 2 holder converted all the CL 2 into the ordinary shares of BeLive SG. Please revise your disclosure to clarify whether the S$ 600,000 CL 1 loan was also converted or redeemed. Otherwise, please clarify the remaining balance outstanding and how it is reflected on your balance sheet as of December 31, 2022.

Response:

Disclosure revised to clarify that the CL 1 loan was converted.

See page F-48.

22. Financial Risk Management and Fair Value of Financial Instruments, page F-51

10.	Your disclosure indicates that if amounts are greater than 90 days past due, your basis for recognizing expected credit losses is Lifetime ECL – credit impaired. However, your disclosure on page F-53 indicates that you have not recorded any loss allowance for balances greater than 90 days past due. Please clarify your loss allowance policy with respect to these balances and how you considered the past due status in determining your allowance as of December 31, 2022. Also, clarify the portion of your trade receivables outstanding as of December 31, 2022 that has been received subsequent to year end for each past due category.

Response:

Management is seeking clarification from the Staff regarding this comment and will address this comment in a subsequent amendment to the registration statement.

General

11.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not,they retain copies of the communications.

Response:

The Company has not prepared any written communications, as defined in Rule 405, nor has it authorized anyone to do so on its behalf.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com).

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	BeLive Holdings
Spartan Capital Securities LLC
Lucosky Brookman LLP
MSPC Certified Public Accountants and Advisors A Professional Corporation